January 20, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Twilio Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted December 17, 2015

CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted by the Company on December 17, 2015 (the “Draft Registration Statement”), as set forth in your letter dated January 8, 2016 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.                                      Your response to prior comment 1 and supporting materials indicate that you believe your leadership is based on factors such as revenues, market share and reputation. For context, please clarify that these are the reasons for your belief that you are a leader in the Cloud Communication Platform category.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 6 and 104 to address the Staff’s comment.

Risk Factors

We currently generate significant revenue from WhatsApp …, page 25

2.                                      Please advise whether your WhatsApp agreement contains any material changes to your standard Terms of Service.

RESPONSE:  The Company respectfully advises the Staff that WhatsApp has agreed to the Company’s standard Terms of Service without any material changes.

We may be subject to governmental export controls and economic sanctions…, page 36

3.                                      Please tell us to which countries subject to U.S. sanctions your products may have been exported.

RESPONSE:  The Company respectfully advises the Staff that during an audit of customer records, the Company discovered that a small number of individuals accessed the Company’s service from IP addresses that are associated with Cuba, Iran, Sudan and Syria and that the Company’s software products may have been exported to these countries. In November 2015, the Company submitted initial voluntary self-disclosure notices of apparent violations to the Bureau of Industry and Security, U.S. Department of Commerce, and the Office of Foreign Assets Control, U.S. Department of the Treasury.  The Company is investigating the matter and will submit final reports of its findings with these agencies once its investigation is completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

4.                                      Given the significance of your net losses to date, please revise to incorporate the additional information provided in your response to prior comment 8. Specifically, disclose that you have not determined when you expect to achieve profitability and that your future profitability depends on many variables, which you should describe. We refer you to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 68 to address the Staff’s comment.

5.                                      We note your additional disclosure on page 67 in response to prior comment 10 regarding the percentage of revenues generated from your 10 largest Active Customers. Please revise to note how many of those 10 customers were variable customers and disclose the percentage of revenue generated from the variable customers for each of the periods presented. If the eight variable customers noted on page 69 are not included in the revenue percentages disclosed for your 10 largest Active Customer amounts, please revise to clarify as such.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment. The Company also confirms that the relevant Variable Customers were previously included within the revenue percentages disclosed for the 10 largest Active Customers.

Key Business Metrics, page 68

6.                                      We note your revised disclosures in response to prior comment 9. Please further revise to indicate that almost all of your customers have some level of variability given the usage-based revenue model, as you note in your response, including those considered part of your base revenue.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 69 to address the Staff’s comment.

Business

Our Platform Approach, page 98

7.                                      Please revise where appropriate to clarify that you do not derive revenue directly from your Super Network and Business Model of Innovators as indicated in your response to prior comment 13.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.

Our Super Network, page 101

8.                                      We note your response to prior comment 15 regarding your Super Network. Please clarify whether your customers or end users must use the network service providers through your Super Network to use your products or services, or whether they may use their own network service providers directly.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 102 to address the Staff’s comment. As noted in the revised disclosure, some customers choose to augment their pre-existing communication architecture by adding capabilities from the Company’s platform while maintaining their own network service provider relationships. In those cases, customers retain full control over the business and routing relationship with their network service providers and the Company does not earn any revenue from that portion of the customer’s activity.  The revenue that the Company generates from these customers is related to the capabilities provided by its products and does not include any charges related to connectivity or delivery.

Our Growth Strategy, page 103

9.                                      We note your response to prior comment 17. Please clarify for us whether you invoice the ISV and SI end-customers directly for their usage or whether the ISVs and SIs are responsible for invoicing their customers and remitting such amounts to the company. Please also revise page 104 to clarify that you do not share any usage-based revenue with software vendors or system integrators, nor do you pay them fees to include your products and services as part of their offerings.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 105 to address the Staff’s comment. The Company further advises the Staff that ISVs are typically an end customer of the Company. Accordingly, ISVs negotiate directly with the Company for the pricing applicable to the products they use and the Company invoices each ISV directly in aggregate for all of its usage. In a limited number of cases, there are some platform-focused ISVs that offer a broad range of technology capabilities, which enable the customers of the ISV to become direct end customers of the Company. In those platform-focused ISV cases, the Company directly invoices the end customer and does not make any payments to the ISV. In the event that a customer has developed an application that incorporates the Company’s products through the use of an SI, the customer forms a direct relationship with the Company once its application is live and it registers with the Company like any other self-serve customer and is invoiced by the Company directly.

Notes to Consolidated Financial Statements

Note 12. Stockholders’ Equity

(c) Stock Repurchases, page F-29

10.                               Please provide us with the calculations that support the $2.0 million of compensation expense and the $3,992 deemed dividend recorded in the 2015 Repurchase transactions.

In your response, tell us the fair value of common stock used in such calculations and how it compares with the fair values listed on page 88. Also, tell us why the carrying value of the Series A and Series B preferred stock were not impacted by the 2015 Repurchases.

RESPONSE:  The Company respectfully advises the Staff that in its calculation of the compensation expense and deemed dividend recorded in the 2015 Repurchase transaction the Company used the fair value of common stock of $9.10 per share effective as of August 31, 2015, which fair value was determined by its Board of Directors based in part on a contemporaneous valuation analysis performed by an unaffiliated third party valuation firm. The fair value used in the calculation is consistent with the fair value per share set forth in the table on page 89. The Company has attached the calculation detail hereto as Exhibit A.

The Company acknowledges that the carrying values of the Series A and Series B preferred stock should have reflected a decrease of approximately $32,000 and $283,000, respectively, as a result of the 2015 Repurchase transaction, with a corresponding decrease of approximately $315,000 to Accumulated Deficit. The Company believes that these amounts are immaterial and proposes to correct the reclassification prospectively when the Company updates its filing to include audited financial statements for the year ended December 31, 2015.

[Signature Page Follows]

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:                                Edwin Kim, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Roy Ng, Twilio Inc.

Lee Kirkpatrick, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP

Exhibit A

2015 Repurchase Transaction Details

Issuer / Transaction:	Twilio Inc.
Buyer(s):	Twilio Inc.
Settlement Date:	8/21/2015
Repurchase $/Share	$10.179
Fair Value of Common Stock as of 8/31/15	$9.10

Status	Type	Total Quantity	$/Share	Gross Sale	Treasury Stock	Employee Compensation	Cost Basis for Preferred/ Value Above Fair Value for Common	Total Carrying Value of Preferred Stock	Deemed Dividend
Employee	Common Stock	1,384,190	$10.179	$14,089,670	$12,596,129	$1,493,541
Former Employee	Common Stock	437,849	$10.179	4,456,865	3,984,426	472,439
Employee	Preferred	6,771	$10.179	68,922	61,616	7,306
Non-employee	Common Stock	47,117	$10.179	479,604	428,765		$1.079		$50,839
Non-employee	Preferred	269,167	$10.179	2,739,851			$1.0511	$282,921	2,456,930
Non-employee	Preferred	89,978	$10.179	915,886			$0.3510	31,582	884,304

		2,235,072		$22,750,798	$17,070,936	$1,973,286		$314,503	$3,392,073